UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.
Publicly-Held Company with Authorized Capital
CNPJ No. 06.057.223/0001-71NIRE 3330027290-9

MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON APRIL 14, 2025

1.DATE, TIME AND PLACE: On April 14, 2025, at 4 p.m., at the headquarters of Sendas Distribuidora S.A. ("Company"), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005.

2.CALL AND ATTENDANCE: The call was waived, in view of the presence of all members of the Board of Directors.

3.PRESIDING BOARD: Chaiman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz.

4.AGENDA: (a) to acknowledge the resignation of Mr. Vitor Fagá de Almeida, hereinafter qualified, as Chief Financial and Investor Relations Officer; and (b) in view of the resignation indicated in item (a), appoint Mr. Belmiro de Figueiredo Gomes to occupy, on an interim basis, the position of Investor Relations Officer and appoint Mr. Aymar Giglio Jr. to occupy the position of non-statutory Vice President of Finance, on an interim basis, until the selection process of the new Vice President of Finance and Investor Relations of the Company is concluded.

5.DELIBERATION: The members of the Board of Directors resolved, unanimously and without restrictions, as follows:

5.1. Resignation presented by Mr. Vitor Fagá de Almeida: the members of the Board of Directors acknowledged the resignation submitted by Mr. Vitor Fagá de Almeida, Brazilian, married, economist, bearer of Identity Card No. 25.209.660 SSP/SP and registered with the CPF under No. 204.156.108-42, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Aricanduva, 5.555, Jardim Marília, CEP 03527-000, to the position of Vice President of Finance and Investor Relations, as per the letter of resignation filed at the Company's headquarters.

5.2. Election of the Investor Relations Officer and Vice President of Finance: In view of the resignation presented by Mr. Vitor Fagá de Almeida, the members of the Board of Directors appointed Mr. Belmiro de Figueiredo Gomes, Brazilian, divorced, accountant, bearer of identity card RG No. 52699074-0 SSP/SP and registered with the CPF/MF under No. 805.421.589-49, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Aricanduva, 5.555, Jardim Marília, CEP 03527-000, to temporarily occupy the statutory position of Investor Relations Officer, concurrently with the position of Chief Executive Officer of the Company. In addition, it was approved that Mr. Aymar Giglio Jr. will temporarily act as non-statutory Vice President of Finance, cumulating with his position as Treasury Officer, until the conclusion of the selection process for a new Vice President of Finance and Investor Relations.

5.2.1. Mr. Belmiro de Figueiredo declared, under the penalties of the law, that he has not been convicted of any crimes that would prevent him from engaging in commercial activities, in accordance with the provisions of Article 147 of Law No. 6,404/76. Mr. Belmiro de Figueiredo Gomes will be invested in his position as Investor Relations Officer upon execution of the respective instrument of investiture and will remain in such position until the Board of Directors decides who will permanently occupy the position of Vice President of Finance and Investor Relations, observing the term of office of the Executive Board (i.e., until the first meeting of the Board of Directors following the Annual General Meeting that approves the accounts for the year 2025).

6.APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the proceedings were suspended for the drafting of these minutes. Once the session was reopened, the present minutes were read, approved and signed by the secretary. Rio de Janeiro, April 14, 2025. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors present: Mr. Oscar de Paula Bernardes Neto, Mr. Andiara Pedroso Petterle, Mr. Belmiro de Figueiredo Gomes, Mr. Enéas Cesar Pestana Neto, Mr. José Roberto Meister Müssnich, Mr. Julio Cesar de Queiroz, Mr. Leila Abraham Loria and Mr. Leonardo Gomes Pereira.

Rio de Janeiro, April 14, 2025.

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.